Exhibit A

Notice to ASX/LSE

25 October 2022

Rio Tinto issues letter to Turquoise Hill shareholders

Rio Tinto has issued an open letter to the shareholders of Turquoise Hill Resources Ltd (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill”) outlining the future of TRQ and reiterating its long-term commitment to Oyu Tolgoi.

Dear Turquoise Hill Shareholders,

Since Rio Tinto’s approach in March to acquire Turquoise Hill Resources you may have heard many views about the merits of our proposal. Today, we want you to hear directly from Rio Tinto.

We are all shareholders in Turquoise Hill because we believe in the long term potential of the Oyu Tolgoi project in Mongolia. But we must also recognise that we have a long way to go before its full value is unlocked. Over the next seven years we face significant technical, financial, and macroeconomic risks while we complete the design, development and ramp-up of this major underground block caving project. Further, to achieve this, over the next two years Turquoise Hill needs an additional US$3.6 billion (C$4.9 billion) in funding. A proportion of the funding burden will fall on shareholders, and we will all need to contribute cash or face dilution.

Against that backdrop we have made our best and final offer of C$43 in cash for each of your shares. That is:

•	A premium of 67% to the share price immediately before our proposal; and

•	An implied premium of more than 150% to the price of your shares if they had performed in line with copper company peers since 11 March 2022.[1]

The independent and highly qualified Directors of your Board, with the help of leading Canadian financial advisors, reviewed our proposal and, after extensive negotiations and analysis over six months, unanimously recommended in favour of the transaction. That view was further endorsed by Glass Lewis, a prominent advisor to institutional investors.

We acknowledge that we do not have the support of some Turquoise Hill shareholders and ISS, another advisor to institutional investors. However, we believe that ISS’s final conclusion on Net Asset Value (NAV) is based on flawed logic. The average analyst NAV when the transaction was announced was C$39 per share, giving a resultant P/NAV of our offer of 1.10x, which is a strong premium to NAV and above precedent transactions for assets under development..

There are many important issues that may affect your voting decision, but we would like to highlight two:

•	We believe that Rio Tinto’s proposal fully values the long term potential of Oyu Tolgoi and Turquoise Hill and assumes that the near term challenges can be overcome.

•

Whilst in the past Rio Tinto has shouldered the majority of the funding burden on behalf of all shareholders, if our proposal does not proceed then in future all shareholders will need to contribute proportionately. To be clear, that means Turquoise Hill shareholders will need to contribute at least US$1.1 billion in the first half of 2023, in the form of new equity through placings or rights issues, or potentially face dilution.

If, after considering the realities outlined above, you decide not to accept the Rio Tinto proposal, then we welcome you as ongoing investors in Turquoise Hill. Together we will make the substantial commitments necessary to complete the Oyu Tolgoi project over the next seven years.

[1]

Since Rio Tinto’s initial public proposal, Turquoise Hill copper peers First Quantum, Freeport, Lundin, and Southern Copper have fallen by 35%, which would imply an unaffected Turquoise Hill share price of C$16.70 today without the Rio Tinto transaction.

But, if you conclude that C$43 per share represents a strong return for your investment, taking into account the balance of risks and long term potential, then vote FOR our proposal. If the transaction proceeds, then we look forward to soon paying C$43 in cash for each of your shares in a market which has otherwise deteriorated significantly since our initial proposal.

To learn how to vote today, go to www.turquoisehillacquisition.com

Yours sincerely

Bold Baatar

Rio Tinto Copper Chief Executive

Notes to editors

Turquoise Hill Resources analyst consensus NAV and target prices

TRQ NAVPS Estimates (C$ / share)	24 January 2022(1) Day before relationship reset with Government of Mongolia	11 March 2022(2) Day before Rio Tinto initial offer
BMO	24.88	36.79
RBC	16.48	32.24
Macquarie Research	16.80	29.50
Eight Capital	37.04	43.27
Canaccord Genuity	29.38	47.90
Scotiabank	31.86	37.28
TD Securities	40.63	48.12

Average	28.15	39.30

TRQ Target Price Estimates (C$ / share)	24 January 2022(1) Day before relationship reset with Government of Mongolia	11 March 2022(2) Day before Rio Tinto initial offer
BMO	10.50	20.00
RBC	15.00	32.00
Macquarie Research	16.80	29.50
Eight Capital	16.00	30.00
Canaccord Genuity	12.50	31.00
Scotiabank	22.00	30.00
TD Securities	24.00	32.00

Average	16.69	29.21

Source:

(1)

24 January 2022 estimates include research notes as of: BMO (17 Jan 22), RBC (03 Nov 21), Macquarie Research (18 Jan 22), Eight Capital (03 Nov 21), Canaccord Genuity (03 Nov 21), Scotiabank (17 Jan 22), TD Securities (17 Jan 22).

(2)

11 March 2022 estimates include research notes as of: BMO (03 Mar 22), RBC (03 Mar 22), Macquarie Research (03 Mar 22), Eight Capital (03 Mar 22), Canaccord Genuity (03 Mar 22), Scotiabank (03 Mar 22), TD Securities (04 Mar 22).

Notice to ASX/LSE	Page 2 of 5

Additional Disclaimers

General

The information contained in this press release is for informational purposes for the shareholders (“Shareholders”) of Turquoise Hill Resources Ltd. (“TRQ”) in order to provide the views of Rio Tinto plc (“Rio Tinto”) and its affiliates regarding the arrangement agreement entered into between Rio Tinto, Rio Tinto International Holdings Limited (“RTIH”) and TRQ, pursuant to which, RTIH would acquire the approximately 49% of the issued and outstanding common shares of TRQ (“Common Shares”) that it and its affiliates do not currently own for C$43.00 in cash per common share (the “Arrangement”) and other matters which Rio Tinto believes to be relevant to Shareholders. The views expressed in this press release represent the views and opinions of Rio Tinto as of the date hereof.

Forward-Looking Statements

The information provided in this press release includes “forward-looking statements” and “forward looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under Canadian securities law, respectively. All statements other than statements of historical facts included in this release, are forward-looking statements or information. The words “intend”, “forecast”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “pursue”, “seek” or similar expressions, commonly identify such forward-looking statements or information. More particularly and without restriction, this press release contains forward-looking statements and information regarding: statements and implications about the anticipated benefits of the Arrangement for Rio Tinto, TRQ and their respective shareholders, Shareholder and court approvals, the anticipated timing of the completion of the Arrangement and the anticipated funding and other risks for TRQ and the Shareholders if the Arrangement does not proceed.

Such forward-looking statements and information involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks and uncertainties include, but are not limited to, the failure of the parties to obtain the necessary Shareholder and court approvals or to otherwise satisfy the conditions to the completion of the Arrangement; failure of the parties to obtain such approvals or satisfy such conditions in a timely manner or at all; significant transaction costs; failure to realize the expected benefits of the Arrangement and general economic conditions. Failure to obtain the necessary Shareholder and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the Arrangement or to complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. Consequently, all of the forward-looking statements and information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation.

Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement or information contained in this press release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement or information is based.

Additional Information

The information contained in this press release does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities.

Notice to ASX/LSE	Page 3 of 5

As disclosed in the management proxy circular of TRQ dated September 27.2022 (the “Circular”). Rio Tinto and RTIH may also participate in the solicitation of proxies on behalf of TRQ management for the special meeting of Shareholders of TRQ scheduled to be held on November 1, 2022. Notwithstanding the foregoing, Rio Tinto is hereby voluntarily providing the disclosure required under Section 9.2(4) of National Instrument 51-102 – Continuous Disclosure Obligations and has filed a document containing the disclosure required under Section 9.2(4)(c) of NI 51-102 in compliance with securities laws applicable to public broadcast solicitation.

All costs of this press release will be borne by Rio Tinto. Rio Tinto has entered into agreements with each of Laurel Hill Advisory Group and Innisfree M&A Incorporated in respect of certain consulting and related services, the aggregate cost of which is anticipated to be US$0.5 million, plus ancillary payments and disbursements. Rio Tinto may participate in the solicitation of proxies, including through websites, press releases, advertisements, speeches, town halls or publications, and by any other manner permitted under applicable Canadian corporate and securities laws. Proxies may be revoked as described under the heading “Information Concerning the Meeting and Voting – Changing Your Mind (Revoking Your Proxy)” on pages 72 and 73 of the Circular.

Other than as disclosed in the Circular or TRQ’s public filings, neither Rio Tinto nor, to its knowledge, any of its associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, (i) in any matter proposed to be acted upon in connection with the special meeting of Shareholders of TRQ to be held in connection with the Arrangement or (ii) in any transaction since the beginning of TRQ’s most recently completed financial year or in or in any proposed transaction which has materially affected or would materially affect TRQ or any of its subsidiaries.

Rio Tinto currently beneficially owns 102,196,643 Common Shares, representing approximately 50.8% of the issued and outstanding Common Shares. Upon the closing of the Arrangement, Rio Tinto would hold 100% of the outstanding Common Shares.

TRQ’s head office is located at 1 Place Ville-Marie, Suite 3680, Montreal, QC, H3B 3P2.

The person responsible for arranging the release of this announcement on behalf of Rio Tinto plc is Steve Allen, Group Company Secretary.

Notice to ASX/LSE	Page 4 of 5

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412

Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293

Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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